Filed by Matinas BioPharma Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Matinas BioPharma Holdings, Inc.

Commission File No.: 001-38022

Date: July 30, 2026

As previously disclosed, on July 10, 2026, Matinas BioPharma Holdings, Inc. (the “Company”), GH Power Inc., a corporation organized under the laws of Ontario (“GH Power”), 1001550000 Ontario Inc., a corporation organized under the laws of Ontario (“Pubco”), 1001550002 Ontario Inc., a corporation organized under the laws of Ontario and a wholly owned subsidiary of Pubco (“GH Power Merger Sub”), and MBH Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Matinas Merger Sub”), entered into a Business Combination Agreement.

GH Power made the following press release on July 30, 2026.

GH Power and TKMS Continue to Explore Clean Energy Collaboration in Support of Canada’s Future Patrol Submarine Project

TORONTO, ON — July 30, 2026 — GH Power Inc. (“GH Power”), a Canadian clean energy and critical materials technology company, today confirmed that the Government of Canada has selected TKMS, one of the world’s leading naval shipbuilders and a global leader in the design and construction of advanced conventional submarines, as the preferred supplier for the Canadian Patrol Submarine Project (CPSP). As TKMS and the Government of Canada enter formal contract negotiations for the CPSP, GH Power may participate in Industrial and Technological Benefits (ITB) initiatives as part of TKMS’s Canadian industrial strategy. If implemented, GH Power believes that these initiatives could provide it with non-dilutive funding to accelerate the development, validation, and commercialization of its proprietary advanced materials, and clean energy technologies in Canada. Under their existing non-binding memorandum of understanding (the “MOU”), GH Power and TKMS are evaluating the integration of GH Power’s modular clean energy technology into future defense, industrial, and maritime manufacturing applications, with the aim of strengthening Canada’s domestic supply chains and advanced manufacturing capabilities.

GH Power’s reactor systems convert recycled and scrap metals and water into three commercial outputs: (i) high-purity alumina, a critical material used in specialty ceramics, semiconductors, lithium-ion battery separators and advanced defense applications; (ii) clean hydrogen for industrial and behind-the-meter use; and (iii) clean thermal energy usable within industrial workflows. Each of these outputs is directly relevant to shipbuilding, naval systems, and the broader defense industrial base that a program of the scale of the CPSP is expected to establish in Canada. The potential collaboration is aligned with three verticals within GH Power’s commercialization roadmap: advanced materials qualification for defense and dual-use applications, distributed clean energy for industrial and maritime manufacturing facilities, and integration of GH Power technology into onshore critical-material supply chains supporting Canadian and allied defense procurement.

Continued Collaboration Discussions Following Preferred Supplier Announcement

Following the Canadian government’s official announcement in July 2026 awarding TKMS as the preferred supplier for the Canadian Patrol Submarine Project (CPSP), TKMS and GH Power are actively continuing their preliminary collaboration discussions. The successful selection of TKMS as the preferred submarine supplier may provide momentum for both organizations to conduct joint efforts in integrating clean hydrogen, thermal energy, and advanced material processes into defense and maritime supply chains across Canada. This is, however, subject to the selection or prioritization of specific ITB projects by the Government of Canada and to the negotiation and execution of definitive agreements between the parties.

“We believe TKMS’s selection for the Canadian Patrol Submarine Project marks an important milestone for our collaboration and establishes a strong foundation for definitive agreement discussions between TKMS and GH Power to support Canada’s future defense industrial base. Through this relationship, we believe we have the opportunity to demonstrate how GH Power’s proprietary technology could contribute to next-generation defense manufacturing while accelerating the commercialization of our clean hydrogen, advanced materials, and thermal energy platform. Further, ITB participation, if awarded, would represent a category of non-dilutive funding tied to a large-scale Government of Canada procurement — a capital source we believe is well suited to accelerating our commercialization roadmap in critical materials and clean energy.”

— David White, Chief Executive Officer of GH Power

“The collaboration with GH Power gives us the opportunity to build a strong foundation for our future activities in Canada in support of the Canadian Patrol Submarine Project, especially in terms of sustainability and advanced technologies. From the very beginning, TKMS has been committed not only to providing submarine capabilities, but also to establish a pioneering national industrial infrastructure.”

— Thomas Keupp, Chief Sales Officer of TKMS

To learn more about the partnership and Canada’s future submarine capabilities, visit team212cd.ca.

TKMS and the Government of Canada will now enter into formal contract negotiations for the CPSP. Any ultimate participation by GH Power in ITB initiatives remains subject to (i) the selection or prioritization of specific ITB projects by the Government of Canada, (ii) the negotiation and execution of definitive collaboration agreements between GH Power and TKMS, and (iii) customary industrial and commercial qualification. The MOU between GH Power and TKMS remains a non-binding preliminary framework and does not obligate either party to enter into any further agreement.

Recent Milestone: Definitive Business Combination to Go Public on the NYSE

Announcement of GH Power’s collaboration with TKMS follows GH Power’s recently announced definitive Business Combination Agreement (the “BCA”) with Matinas BioPharma Holdings, Inc. (NYSE AMER: MTNB)

If the proposed transaction is completed, GH Power will become a wholly owned subsidiary of a newly formed Ontario corporation expected to be named GH Power International (“GHP International”). Following completion of the transaction, it is expected that GHP International’s common shares will be listed on the NYSE American, subject to approval of the listing application and satisfaction of the exchange’s applicable listing standards. Based on the current transaction terms, existing GH Power shareholders are expected to own approximately 91% of GHP International’s outstanding equity at closing, subject to adjustment according to the terms of the transaction documents.

The proposed transaction is expected to provide GH Power with a public-company platform and access to the U.S. capital markets to support commercialization of its proprietary modular reactor technology and to fund a diversified pipeline of clean energy, critical materials and industrial decarbonization opportunities in North America and Europe.,. Completion of the transaction, however, is subject to shareholder, regulatory, court, financing, and exchange approvals and other closing conditions.

About GH Power Inc.

GH Power is a Canadian-based clean energy technology company specializing in the development of modular reactor systems that convert recycled metals and water into high-purity alumina, clean hydrogen, and net-zero thermal energy. GH Power’s patented technology provides an eco-friendly, decentralized solution for heavy industries, utilities, and distributed energy applications seeking to reduce carbon footprints and onshore material recovery.

About TKMS

TKMS is one of the world’s leading naval companies with more than 9,700 employees (including temporary workers) at three shipyards in Kiel, Wismar and Itajaí (Brazil), and with locations worldwide. The company is active as a systems supplier for submarines and naval surface vessels as well as for maritime electronics and security technologies. Around 3,700 employees work at the Kiel site, making it the largest shipyard location in Germany. 185 years of history and the constant striving for improvement allow the company to set new standards time and time again. TKMS offers its customers worldwide tailored solutions to meet the highly complex challenges of a changing world. The driving forces behind this innovative energy are the company’s employees, who shape the future of TKMS with passion and commitment every day.

Media Contact:

GH Power Media Relations
Email: info@ghpower.com
Website: ghpower.com / team212cd.ca

Investor Relations:

Arx Investor Relations

North American Equities Desk

Email: ghpower@arxhq.com

Important Information About the Proposed Business Combination and Where to Find It

This communication is being made in connection with the proposed business combination involving GH Power, Matinas, and the newly formed Ontario parent company expected to be named GH Power International Inc. (“GHP International”), as well as related shareholder and stockholder approvals. In connection with the proposed business combination and related approvals, Matinas, GH Power, and GHP International expect to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission. The registration statement will contain a preliminary proxy statement for Matinas stockholders that will also constitute a preliminary prospectus of GHP International. As of the date of this communication, the Form F-4 has not been filed, and no definitive proxy statement/prospectus is available. After the registration statement is declared effective, Matinas will mail a definitive proxy statement/prospectus to its stockholders.

Investors, stockholders, shareholders, and other interested persons are urged to read the proxy statement/prospectus and other documents filed with the Securities and Exchange Commission (the “SEC”) when they become available because they will contain important information about the proposed business combination and related matters. Matinas stockholders will be able to obtain free copies of the proxy statement/prospectus, when available, and other documents filed with the SEC by Matinas or GHP International by directing a request to jjabbour@MatinasBioPharma.com. These documents will also be available, without charge, on the SEC’s website at www.sec.gov.

Participants in the Solicitation

Matinas, GH Power, GHP International, and their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed participants in the solicitation of proxies from Matinas stockholders in connection with the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of Matinas’s executive officers and directors in Matinas’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026. Information regarding the persons who may be deemed participants in the solicitation and their interests in the proposed business combination and related matters will be included in the proxy statement/prospectus and other relevant materials when they become available. These documents, once available, may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval with respect to the proposed business combination or any other transaction described herein. No securities may be offered or sold in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under the securities laws of that jurisdiction. No offering of securities in connection with the proposed transaction will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, pursuant to an exemption from, or in a transaction not subject to, registration requirements, or pursuant to applicable prospectus exemptions under Canadian securities laws.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws regarding the potential collaboration with TKMS and the proposed business combination involving Matinas, GH Power, and GHP International. These statements include, among others, statements regarding whether and when a definitive collaboration agreement may be executed between GH Power and TKMS, GH Power’s potential participation in ITB initiatives and the availability, timing, and use of any related non-dilutive funding; the anticipated benefits and timing of the proposed business combination; GH Power’s assets, technology, development plans, and commercial opportunities; the PIPE financing; the expected ownership, capitalization, and listing of GHP International; satisfaction of closing conditions; access to public capital markets; commercialization and project deployment; strategic partnerships and market opportunities; financing and use of proceeds; and future financial condition, performance, and strategy. Forward-looking statements generally may be identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. These risks include, but are not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all; failure to satisfy closing conditions, including Matinas stockholder approval, GH Power securityholder approval, Ontario court approvals, effectiveness of the Form F-4 registration statement, completion of GH Power financing resulting in gross proceeds of at least $15.0 million, GHP International qualifying as a foreign private issuer at closing, and listing of GHP International’s securities on the NYSE American; failure to realize the anticipated benefits of the proposed business combination; costs associated with the proposed business combination and becoming a public company; changes in business, market, financial, political, and regulatory conditions; risks relating to GHP International’s anticipated operations and business; the outcome of any legal proceedings that may be instituted against Matinas, GH Power, GHP International, or others following announcement of the proposed business combination; and the risk factors discussed in documents that Matinas has filed, or that Matinas and/or GHP International will file, with the SEC. Matinas, GH Power, and GHP International undertake no obligation to update any forward-looking statements except as required by applicable law.